UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: August 9, 2023

Commission File Number:  001-33414

Denison Mines Corp.

(Translation of registrant’s name into English)

1100-40 University Avenue

Toronto, Ontario

M5J 1T1, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.2 through 99.13 (Consents of Qualified Persons) to this Report on Form 6-K of Denison Mines Corp. are hereby incorporated by reference into its Registration Statement on Form F-10 (File No. 333-258939), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
(Registrant)

Date: August 9, 2023	By:	/s/ Amanda Willett
		Name:	Amanda Willett
		Title:	Vice President Legal and Corporate Secretary

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	NI 43-101 Technical Report on the Wheeler River Project Athabasca Basin, Saskatchewan, Canada, dated August 8, 2023 with an effective date of June 23, 2023
99.2	Consent of Qualified Person – Gordon Graham
99.3	Consent of Qualified Person – Mark Hatton
99.4	Consent of Qualified Person – Dan Johnson
99.5	Consent of Qualified Person – Jeffrey Martin
99.6	Consent of Qualified Person – Mark Mathisen
99.7	Consent of Qualified Person – William McCombe
99.8	Consent of Qualified Person – David Myers
99.9	Consent of Qualified Person – Gregory Newman
99.10	Consent of Qualified Person – Paul O’Hara
99.11	Consent of Qualified Person – Cliff Revering
99.12	Consent of Qualified Person – Lorne Schwartz
99.13	Consent of Qualified Person – Geoff Wilkie